ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 OCT 18 P 1:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PTTEP No. 1.910/328 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

082-03827

October 11, 2007

07027359

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration Project Block 2 in Bahrain

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that on October 11th, 2007, the company received official notification from The National Oil and Gas Authority (NOGA) of The Kingdom of Bahrain, regarding its successful bid for the exploration project Block 2. The Block is located offshore in the north of Bahrain, covering an area of approximately 2,228 square kilometers, and is expected to have oil potential.

The formal award will be finalized following the negotiation and formulation of the Exploration and Production Sharing Agreement (EPSA). PTTEP will be the operator with 100 % participation interest.

This success is another major step for PTTEP in expanding its investment in the Middle East, which has high petroleum potential, following the initial investment in Block 44 and Block 58 in the Sultanate of Oman, and the Saveh Block in the Islamic Republic of Iran.

Yours sincerely,

Maroot Mrigadat
President

dlw 10/19

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

END